UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                    )*

ChoiceTel Communications, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

17039H-10-1

(CUSIP Number)

Michael Wigley, 15500 Wayzata Blvd., #1029, Wayzata, Minnesota 55391, Tel: (952) 249-1802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2002

(Date of Event which Requires Filing of this Statement)

with copies to:

Robert T. Montague, Esq. Robins, Kaplan, Miller & Ciresi LLP 2800 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402 Tel: (612) 349-8500	Lawrence S. Wittenberg, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110 Tel: (617) 248-7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17039H-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sontra Medical, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sontra Medical, Inc. — Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,123,722

	9.	Sole Dispositive Power(3) 0

	10.	Shared Dispositive Power(3) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,722 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 17039H-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary S. Kohler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 918,460

	8.	Shared Voting Power 2,123,722

	9.	Sole Dispositive Power(3) 918,460

	10.	Shared Dispositive Power(3) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,722 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 17039H-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Wigley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 448,666

	8.	Shared Voting Power 2,123,722

	9.	Sole Dispositive Power(3) 448,666

	10.	Shared Dispositive Power(3) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,722 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 17039H-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey R. Paletz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 342,358

	8.	Shared Voting Power 2,123,722

	9.	Sole Dispositive Power(3) 342,358

	10.	Shared Dispositive Power(3) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,722 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 17039H-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack Kohler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 264,500

	8.	Shared Voting Power 2,123,722

	9.	Sole Dispositive Power(3) 264,500

	10.	Shared Dispositive Power(3) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,722 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 17039H-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Redleaf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 445,063

	8.	Shared Voting Power 2,123,722

	9.	Sole Dispositive Power(3) 445,063

	10.	Shared Dispositive Power(3) 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,722 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 17039H-10-1

(1) Based on the 3,036,195 shares of common stock of ChoiceTel Communications, Inc. outstanding on February 27, 2001, as represented by ChoiceTel Communications, Inc. in the Merger Agreement (as defined below) and 166,341 shares of common stock of ChoiceTel Communications, Inc. that may become outstanding within 60 days upon the exercise of options.

(2) Each of the reporting persons disclaims beneficial ownership of any such shares of common stock of ChoiceTel Communications, Inc., except for the shares, if any, such reporting person holds of record.  The filing of this Schedule 13D shall not be construed as an admission that any reporting person is the beneficial owner of any securities covered by this Schedule 13D.

(3) Pursuant to the CC Voting Agreement (as defined below), the CC Shareholders (as defined below) may not transfer any shares of common stock of ChoiceTel Communications, Inc. owned by them except under certain circumstances, as more fully described in the CC Voting Agreement and in Item 4 below.

ITEM 1.      SECURITY AND ISSUER.

                This statement on Schedule 13D (this “Schedule 13D”) relates to the issued and outstanding shares of common stock, $ 0.01 par value (“Company Common Stock”), of ChoiceTel Communications, Inc., a Minnesota corporation (the “Company”).  The principal executive offices of the Company are located at 15500 Wayzata Blvd., #1029, Wayzata, Minnesota 55391, telephone number (952) 249-1802.

ITEM 2.      IDENTITY AND BACKGROUND.

                (a)           This Schedule 13D is filed by Sontra Medical, Inc., a Delaware corporation (“Sontra”), Gary S. Kohler (“GKohler”), Michael Wigley (“Wigley”), Jeffrey R. Paletz (“Paletz”), Jack S. Kohler (“JKohler”) and Andrew Redleaf (“Redleaf” and, together with GKohler, Wigley, Paletz and JKohler, the “CC Shareholders”).  Attached hereto as Exhibit 1 is a list of all executive officers and directors of Sontra, including their business address and their principal occupation or employment.

            (b)           The principal business address and the principal business office of Sontra is 58 Charles Street, Cambridge, Massachusetts 02141.  The business address of GKohler, Wigley, Paletz and JKohler is ChoiceTel Communications, Inc., 15500 Wayzata Blvd., Suite 1029, Wayzata, Minnesota 55391.  The business address of Redleaf is c/o Whitebox Advisors, LLC, 3033 Excelsior Blvd, Suite 300, Minneapolis, Minnesota, 55416.

                (c)           Sontra is a private corporation whose principal business is the development of ultrasound-based skin permeation technologies and products to extract interstitial fluid for diagnostic purposes. Paltez and JKohler are currently employed by the Company.  GKohler is currently employed by Pyramid Trading Limited Partnership.  Wigley is currently employed by Great Plains Companies, Inc.  Redleaf is currently employed by Whitebox Advisors, LLC.

                (d)           During the five years prior to the date hereof, neither Sontra, nor, to the knowledge of Sontra, any executive officer or director of Sontra, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the five years prior to the date hereof, none of the CC Shareholders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)           During the five years prior to the date hereof, neither Sontra, nor, to the knowledge of Sontra, any executive officer or director of Sontra, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.  During the five years prior to the date hereof, none of the CC Shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                (f)            Sontra is a private corporation organized under the laws of the State of Delaware.  The names and citizenship of each director and executive officer of Sontra are listed in Exhibit 1.  Each of GKohler, Wigley, Paletz, JKohler and Redleaf is a United States citizen.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 27, 2002, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), with Sontra and CC Merger Corp, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”).  The following is a summary of the Merger Agreement.  This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 2 hereto and which is specifically incorporated by reference into this Schedule 13D.  Under the terms of the Merger Agreement, which was approved by the boards of directors of the Company, Sontra and Merger Sub, Merger Sub will merge with and into Sontra, with Sontra as the surviving corporation becoming a wholly-owned subsidiary of the Company (the “Merger”) (Sontra following the Merger is sometimes referred to herein as the “Surviving Corporation”).  On the closing date of the Merger, the outstanding shares of Sontra’s stock will be converted into the right to receive newly-issued shares of Company Common Stock based on an exchange ratio of 0.2347 of a share of Company Common Stock for each share of Sontra common stock (the “Exchange Ratio”), which Exchange Ratio is subject to adjustment in certain circumstances as set forth in the Merger Agreement.  Based on this Exchange Ratio, the 32,162,829 shares of Sontra’s stock currently outstanding will be converted into the right to receive approximately 7,548,616 newly-issued shares of common stock of the Company on the closing date of the Merger.  This Exchange Ratio for the Merger is based on a value of approximately $0.50 per share for each share of Sontra common stock, which was the approximate price per share of stock sold in Sontra’s most recently completed round of venture financing, and a value of $2.13 per share for each share of Company Common Stock.  Upon the consummation of the Merger, the shareholders of Sontra will own approximately 71% of the Company and the Company’s shareholders will own approximately 29% of the Company.  Outstanding rights to purchase stock of Sontra will also be converted into the right to purchase common stock of the Company at the same Exchange Ratio.  No monetary consideration was paid by Sontra to the Company in connection with entering into the Merger Agreement or the CC Voting Agreement (as defined and more fully described below).

ITEM 4.      PURPOSE OF TRANSACTION.

As stated in Item 3, on February 27, 2002, the Company, Sontra and Merger Sub entered into the Merger Agreement.  Pursuant to the Merger Agreement, the Company and Sontra have agreed, subject to the approval of the Merger Agreement and the Merger by the Company’s shareholders, Sontra’s shareholders, the right of the Company and/or Sontra to terminate the Merger Agreement under certain circumstances, and the satisfaction or waiver of various closing conditions, each as more fully described in the Merger Agreement, to effectuate the Merger in accordance with the provisions of the General Corporation Law of the State of Delaware.

Simultaneously with the execution and delivery of the Merger Agreement and as an inducement for Sontra to enter into the Merger Agreement, Sontra and the CC Shareholders also entered into a certain CC Voting Agreement (the “CC Voting Agreement”).  The following is a summary of the CC Voting Agreement.  This summary is not a complete description of the terms and conditions of the CC Voting Agreement and is qualified in its entirety by reference to the CC Voting Agreement. The form of the CC Voting Agreement that was executed by the parties is attached hereto as Exhibit 3 and such CC Voting Agreement is specifically incorporated by reference into this Schedule 13D.  Pursuant to the CC Voting Agreement, the CC Shareholders have agreed to vote all of the shares of Company Common Stock owned or acquired by them (the “Shares”) as follows: (i) in favor of adoption of the Merger Agreement and approval of the Merger and any proposal or action which would, or could reasonably be expected to, facilitate the Merger, including approval of the issuance of the shares of capital stock of the Company to be issued in the Merger; (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement; (iii) against any merger, consolidation or other business combination of the Company with, sale of assets or stock of the Company to, or reorganization or recapitalization involving the Company with, any party other than Sontra as contemplated by the Merger Agreement; (iv) against any liquidation, or winding up of the Company; and (v) against any other proposal or action which would, or could reasonably be expected to, impede, frustrate, prevent, prohibit or discourage the Merger.  The shared voting power of Sontra and the CC Shareholders pursuant to the CC Voting Agreement currently relates to 2,123,722 shares of Company Common Stock.  The CC Shareholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the CC Voting Agreement.  The CC Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective or (ii) the date of termination of the Merger Agreement.

(a)           Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

(b)           Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

(c)           In addition the descriptions of the Merger set forth in Items 3 and 4 above, pursuant to the Merger Agreement, the Company has agreed to sell, or enter into a definitive agreement to sell, its assets related to its Puerto Rican operations prior to the effective time of the Merger.

(d)           Upon consummation of the Merger, it is anticipated that the board of directors of the Company will be comprised of James R. McNab, Jr., Joseph Kost, Robert S. Langer, Robert D. Ulrich and Martin P. Sutter, who are currently members of Sontra’s board of directors, and GKohler and Wigley, who are currently members of the Company’s board of directors.  In addition, upon consummation of the Merger, the current members of Sontra’s board of directors will remain as members of the board of directors of the Surviving Corporation.  No members of the board of directors of Merger Sub will continue as directors of the Surviving Corporation.  In addition, upon consummation of the Merger, it is anticipated that Mr. McNab will be the interim Chief Executive Officer of the Company and the Surviving Corporation and that the other officers of Sontra will continue to perform their management roles in the Surviving Corporation as well as assume these roles with the Company.

(e)           Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

(f)            Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

(g)           Other than as a result of the Merger described in Items 3 and 4 above and 6 below, not applicable.

(h)           The Company may be required to meet the initial listing requirements for the Nasdaq SmallCap Market following the consummation of the Merger.  If it cannot meet these requirements, the Company may be de-listed from the Nasdaq SmallCap Market.

(i)            Not applicable.

(j)            Other than as described above, Sontra has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Sontra reserves the right to develop such plans).  Other than as described above, the CC Shareholders have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although the CC Shareholders reserve the right to develop such plans).

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

                    (a)-(b)   As a result of the CC Voting Agreement, each of Sontra and the CC Shareholders may be deemed to be the beneficial owner of 2,123,722 shares of Company Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by virtue of its direct or indirect right to direct the vote of the shares beneficially and collectively owned by CC Shareholders pursuant to the terms of the Merger Agreement and the CC Voting Agreement.  Such Company Common Stock constitutes approximately 66.3% of the issued and outstanding shares of Company Common Stock (based on 3,036,195 shares of Company Common Stock outstanding as represented by the Company in the Merger Agreement and 166,341 shares of Company Common Stock that may become outstanding within 60 days upon the exercise of options.  Sontra has shared power to vote the Shares for the limited purposes described in Item 4 above.  Sontra does not have the sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any Shares, although Sontra does have the right to consent to transfers between CC Shareholders pursuant to the CC Voting Agreement.  Sontra (i) is not entitled to any rights as a shareholder of the Company as to the Shares covered by the CC Voting Agreement other than as set forth in this paragraph and (ii) disclaims any beneficial ownership of the Shares which are covered by the CC Voting Agreement.  To the best of Sontra’s knowledge, no shares of Company Common Stock are beneficially owned by any of the persons named in Exhibit 1.

                GKohler has beneficial ownership, including the sole power to vote and to direct the disposition, of 918,460 shares of Company Common Stock, which constitutes approximately 30.3% of the Company Common Stock issued and outstanding.  The 918,460 shares of Company Common Stock includes 40,000 shares held by GKohler as custodian for the benefit of his children.  GKohler disclaims beneficial ownership of such shares held by him as custodian for the benefit of his children. GKohler has shared power to vote 2,123,722 shares of Company Common Stock for the limited purposes described in Item 4 above, which represents approximately 66.3% of the Company Common Stock assuming the exercise of options within 60 days.  GKohler does not share dispositive power with respect to any shares of Company Common Stock.  GKohler is not entitled to any rights as a shareholder of the Company for any shares of Company Common Stock, and GKohler disclaims any beneficial ownership of such shares, other than the 918,460 shares over which he has sole voting and dispositive power.

                Wigley has beneficial ownership, including the sole power to vote and to direct the disposition, of 448,666 shares of Company Common Stock, which constitutes approximately 14% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days.  The 448,666 shares of Company Common Stock includes 17,000 shares that are held by Wigley as custodian for his minor children and 261,666 shares of Company Common Stock which Wigley may acquire within 60 days upon exercise of options.  Wigley disclaims beneficial ownership of the shares held by his minor children.  Wigley has shared power to vote 2,123,722 shares of Company Common Stock for the limited purposes described in Item 4 above, which represents approximately 66.3% of the Company Common Stock assuming the exercise of options within 60 days.  Wigley does not share dispositive power with respect to any shares of Company Common Stock.  Wigley is not entitled to any rights as a shareholder of the Company for any shares of Company Common Stock, and Wigley disclaims any beneficial ownership of such shares, other than the 448,666 shares over which he has sole voting and dispositive power.

                Paletz has beneficial ownership, including the sole power to vote and to direct the disposition, of 342,258 shares of Company Common Stock, which constitutes approximately 11.3% of the Company Common Stock issued and outstanding.  Paletz has shared power to vote 2,123,722 shares of Company Common Stock for the limited purposes described in Item 4 above, which represents approximately 66.3% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days.  Paletz does not share dispositive power with respect to any shares of Company Common Stock. Paletz is not entitled to any rights as a shareholder of the Company for any shares of Company Common Stock, and Paletz disclaims any beneficial ownership of such shares, other than the 342,258 shares over which he has sole voting and dispositive power.

                JKohler has beneficial ownership, including the sole power to vote and to direct the disposition, of 264,500 shares of Company Common Stock, which constitutes approximately 8.7% of the Company Common Stock issued and outstanding.  The 264,500 shares of Company Common Stock includes 200,000 shares of Company Common Stock which JKohler may acquire within 60 days upon exercise of an option.  JKohler has shared power to vote 2,123,722 shares of Company Common Stock for the limited purposes described in Item 4 above, which represents approximately 66.3% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days.  JKohler does not share dispositive power with respect to any shares of Company Common Stock.  JKohler is not entitled to any rights as a shareholder of the Company for any shares of Company Common Stock, and JKohler disclaims any beneficial ownership of such shares, other than the 264,500 shares over which he has sole voting and dispositive power.

                Redleaf has beneficial ownership, including the sole power to vote and to direct the disposition, of 445,063 shares of Company Common Stock, which constitutes approximately 14.7% of the Company Common Stock issued and outstanding.  Redleaf has shared power to vote 2,123,722 shares of Company Common Stock for the limited purposes described in Item 4 above, which represents approximately 66.3% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days.  Redleaf does not share dispositive power with respect to any shares of Company Common Stock.  Redleaf is not entitled to any rights as a shareholder of the Company for any shares of Company Common Stock, and Redleaf disclaims any beneficial ownership of such shares, other than the 445,063 shares over which he has sole voting and dispositive power.

The foregoing summary of the CC Voting Agreement is qualified in its entirety by reference to the CC Voting Agreement included as Exhibit 3 attached hereto and incorporated herein in its entirety by reference.

(c)           Neither Sontra, nor to the knowledge of Sontra, any person named in Exhibit 1, has effected any transaction in the Company Common Stock within the past 60 days.  None of the CC Shareholders has effected any transaction in the Company Common Stock within the past 60 days, except as described on Exhibit 5.

(d)           Except as described above, Sontra does not have the right to receive or the power to direct the receipt of dividends from, or the sale proceeds of the sale of, any Company Common Stock, including the Company Common Stock subject to the CC Voting Agreement.  Except as described above, no person other than the CC Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by the CC Shareholders and Sontra.

(e)           Not applicable.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Section 8.03 of the Merger Agreement, upon certain circumstances described in Section 8.01(d) of the Merger Agreement, Sontra will be obligated to deliver to the Company a common stock purchase warrant for the purchase of 2,000,000 shares of common stock of Sontra, at an exercise price of $.10 per share (the “Sontra Breakup Fee”).  Payment of the Sontra Breakup Fee will not be in lieu of damages in the event of fraud or a willful breach by Sontra of the Merger Agreement.

Pursuant to Section 8.03 of the Merger Agreement, upon certain circumstances described in Section 8.01(c) of the Merger Agreement, the Company will be obligated to purchase from Sontra 1,589,509 shares of Sontra’s Series B Convertible Preferred Stock at a price per share of $.5033 (the “Company Breakup Fee”).  Payment of the Company Breakup Fee will not be in lieu of damages in the event of fraud or a willful breach by the Company of the Merger Agreement.

Except as otherwise described in this Schedule 13D, neither Sontra, nor, to the knowledge of Sontra, any executive officer or director of Sontra listed in Exhibit 1 attached hereto, nor any of the CC Shareholders has executed any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, except for Exhibits 2 and 3. Such documents are qualified in their entirety by reference to the documents included as Exhibits 2 and 3 attached hereto and incorporated herein in their entirety.  There is an understanding between Wigley and Paletz that, following the consummation of the Merger, Wigley will purchase from Paletz, and Paletz will sell to Wigley, up to 100,000 shares of Company Common Stock owned by Paletz at a purchase price of $2.00 per share.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.	DESCRIPTION

1	Executive Officers and Directors of Sontra

2

Agreement and Plan of Reorganization, dated as of February 27, 2002, by and among ChoiceTel Communications, Inc., CC Merger Corp. and Sontra Medical, Inc. (incorporated by reference to Form 8-K filed by the Company on March 5, 2002, File No. 000-23017)

3	Form of CC Stock Voting Agreement by and among Sontra Medical, Inc. and the CC Shareholders

4	Joint Filing Agreement, dated as of March 11, 2002, by and among Sontra and the CC Shareholders

5	Transactions by Reporting Persons in Company Common Stock During Past 60 Days

SIGNATURE

                After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2002

SONTRA MEDICAL, INC.

	By:	/s/ James R. McNab, Jr.
	Name:	James R. McNab, Jr.
	Title:	President and Chief Executive Officer

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Michael Wigley
Michael Wigley

/s/ Jeffrey R. Paletz
Jeffrey R. Paletz

/s/ Jack S. Kohler
Jack S. Kohler

/s/ Andrew Redleaf
Andrew Redleaf